UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 001-14626

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COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Avenida Brigadeiro Luiz Antonio, 3142

01402-901 São Paulo, São Paulo
Federative Republic of Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO ANNOUNCES INTENTION TO FILE FORM 15F TO DEREGISTER IN THE UNITED STATES UNDER THE SECURITIES EXCHANGE ACT OF 1934

São Paulo, April 17, 2025 – Companhia Brasileira de Distribuição (the “Company” or “GPA”) (B3: PCAR3), hereby announces its intention to file a Form 15F with the U.S. Securities and Exchange Commission (“SEC”) to terminate the registration of its common shares and American Depositary Shares under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as to terminate its reporting obligations under the Exchange Act. As a result of filing Form 15F, GPA’s obligations to file reports under the Exchange Act will be suspended immediately and are expected to terminate 90 days after the filing, barring any objection by the SEC.

GPA will maintain the listing of its common shares on the São Paulo Stock Exchange (B3 S.A. - Bolsa, Brasil, Balcão) under the ticker symbol “PCAR3,” and it will continue to be subject to applicable disclosure requirements under Brazilian law. GPA intends to continue to disclose its periodic reports, annual and interim results and communications as required by applicable laws and regulations on its website (https://www.gpari.com.br/en/), including in English.

GPA reserves the right, for any reason, to delay the Form 15F filing, to withdraw the filing prior to effectiveness, and to otherwise change its plans in respect of deregistration and termination of its reporting obligations under applicable U.S. federal securities laws in any way.

Special Note Regarding Forward-Looking Statements

This press release contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “will”, “maintain”, “plans” and “intends” and similar expressions, as they relate to GPA, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made.

Rafael Russowsky

Vice-President of Finance and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2025

Companhia Brasileira de Distribuição

By:	/s/ Rafael Russowsky
	Name:	Rafael Russowsky
	Title:	Vice-President of Finance and Investor Relations Officer